Partners (admitted in Hong Kong)

Justin M. Dolling[5]

David Patrick Eich[1,4,5]

Douglas S. Murning[5]

Nicholas A. Norris[5]

John A. Otoshi[3]

Jamii Quoc[7]

Jesse D. Sheley[1]

Steven Tran[5,6]

Dominic W.L. Tsun[3,5]

Li Chien Wong

Ashley Young[5]

David Yun[5,6]

Registered Foreign Lawyers

Pierre-Luc Arsenault[3]

Christopher Braunack[5]

Albert S. Cho[3]

Liu Gan[2]

Benjamin Su3

Shichun Tang[3]

David Zhang[3]

Fan Zhang[1]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com June 27, 2013	David T. Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com

VIA EDGAR

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:                   WSP Holdings Limited
Amended Schedule 13E-3
Filed June 6, 2013
File No. 005-83618

Dear Mr. Duchovny:

On behalf of WSP Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 13, 2013 with respect to the Amendment No. 3 to Schedule 13E-3, File No. 005-83618 (the “Schedule 13E-3”) filed on June 6, 2013 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Capitalized words used herein shall have the same meaning as defined in the Schedule 13E-3.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 4 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.  In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

(1) Admitted in the State of Illinois (U.S.A.)

(2) Admitted in the Commonwealth of Massachusetts (U.S.A.)

(3) Admitted in the State of New York (U.S.A.)

(4) Admitted in the State of Wisconsin (U.S.A.)

(5) Admitted in England and Wales

(6) Admitted in New South Wales (Australia)

(7) Admitted in Victoria (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Mr. Longhua Piao, Expert Master Holdings Limited, UMW China Ventures (L) Ltd., UMW Petropipe (L) Ltd., UMW Holdings Berhad, Mr. Jubao Xie, H.D.S. Investments LLC or their or the Special Committee’s respective advisors, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 35

1.                                      We reissue prior comment 1 in our May 30, 2013 comment letter.

In response to the Staff’s comment, the Company has revised the disclosure.  Please refer to pages 36 and 42 of the Revised Proxy Statement.

2.                                      Please refer to comment 3 below. Revise this section to describe how, if at all, the Special Committee and Board of Directors addressed the facts described in response to both the second and the third sentence in prior comment 2 in our May 30, 2013 comment letter.

The Company respectfully submits that, in considering the opinion of Houlihan Lokey as a substantive factor in their determination as to the fairness of the consideration payable in the transaction, the Special Committee and the board of directors understood that, as disclosed in the section headed “Opinion of the Special Committee’s Financial Advisor,” Houlihan Lokey, in preparing its opinion, exercised various quantitative and qualitative judgments and determinations as to the most appropriate and relevant financial, comparative and other analytical methods employed and the adaptation and application of those methods to the particular facts and circumstances presented.  Accordingly, in making their determination as to the fairness of the consideration payable in the transaction, the Special Committee and the board of directors of the Company have considered Houlihan Lokey’s opinion as a whole, instead of any specific factor or method of analysis in isolation (such as the multiple of any particular comparable company or transaction or other factors noted by the Staff in its prior comment in its May 30, 2013 letter), and the Special

Committee and the board of directors of the Company believe that, when taken as a whole, the opinion of Houlihan Lokey is a substantive factor that supports their determination.  The Company has revised the disclosure in response to the Staff’s comment.  Please refer to pages 36 and 42 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 47

3.                                      We note the revisions made in response to prior comment 2 in our May 30, 2013 comment letter. We reissue the portion of the comment that read: “We further note that the top of the range of the Implied Enterprise Value to CY 2013 revenues in the Selected Companies analysis is below the median result as is the implied transaction value as a multiple of LTM revenue in the Selected Transactions analysis.” Please revise this section to explain how Houlihan Lokey addressed the fact referenced above in giving its fairness opinion.

The Company respectfully submits that it believes that the current disclosure addresses the Staff’s comment.  The Company notes for the Staff that, as reflected in the disclosure pertaining to Houlihan Lokey’s selected companies analysis, calendar year 2013 estimated revenue data were reviewed by Houlihan Lokey only for illustrative purposes given that the Company’s financial projections provided to Houlihan Lokey in February 2012 had not been updated and that the Company historically had underperformed relative to its budget and relative to such projections.  The Company also notes for the Staff that, as reflected in the current disclosure, the median multiples derived from the selected companies and selected transactions were incorporated, with rounding, into the selected ranges of multiples applied by Houlihan Lokey in deriving per share equity value reference ranges for the Company from its selected companies and selected transactions analyses.  The Company further notes that, as disclosed in response to the Staff’s prior comment, in selecting the range of multiples applied, Houlihan Lokey took into account in its professional judgment certain qualitative and quantitative factors such as size, growth and profitability.  Accordingly, the Company believes that the current disclosure describes material aspects of such analyses, including the multiples observed, the multiples utilized and the factors considered by Houlihan Lokey in applying the ranges of selected multiples, and that such disclosure provides shareholders with sufficient information upon which to evaluate such analyses.  In light of the Staff’s comment, however, clarifying revisions have been made to the description of the selected companies analysis, including a clarification earlier in the disclosure to reflect that calendar year 2013 data were utilized for illustrative purposes.  Please refer to pages 52 and 53 of the Revised Proxy Statement.

Financial Information, page 96

4.                                      Revise this section to include financial information for the fiscal year ended December 31, 2012. See Item 13 of Schedule 13E-3 and Item 1010 of Regulation M-A.

The Company notes the Staff’s comment.  The Company has not yet completed the audit of its financial statements for the fiscal year ended December 31, 2012. The Company will include financial information meeting the requirements of Item 13 of Schedule 13E-3 and Item 1010 of Regulation M-A for the fiscal year ended December 31, 2012 in a later amendment to the Schedule 13E-3 once such information becomes available.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344 or Pierre-Luc Arsenault at (852) 3761-3365.

Sincerely,

/s/ David T. Zhang
David T. Zhang
of Kirkland & Ellis

cc:                                Dennis D. Zhu - WSP Holdings Limited
Steven Liu - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP